September 20, 2005
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Global Cash Access Holdings, Inc.
Filed on Form S-1
Registration No. 333-123514
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between September 6, 2005 and the date hereof 33,568 copies of the Preliminary Prospectus dated September 6, 2005 were distributed as follows: 30,438 to 8 prospective underwriters; 2,699 to 2,699 institutional investors; 350 to 2 prospective dealers; 2 to 2 individuals; 9 to 3 rating agencies and 70 to 26 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 12:30 pm (EDT) on Thursday, September 22, 2005 or as soon thereafter as practicable.
Very truly yours,
GOLDMAN, SACHS & CO.
J.P. Morgan Securities Inc.
As Representatives of the
Prospective Underwriters

By:	/s/ Goldman, Sachs & Co. (Goldman, Sachs & Co.)